United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of April, 2010

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Audited Fourth Quarter 2009 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 30, 2010

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, April 30, 2010	www.gruma.com

AUDITED FOURTH-QUARTER 2009 RESULTS

I.- PERFORMANCE OF THE COMPANY IN THE YEAR 2009

The year 2009 presented great challenges and opportunities. For the global economy, it was the worst year in seven decades. However, for GRUMA, 2009 was a year of major achievements, during which we demonstrated that even in the toughest times, we are able to grow profitably based on solid operations, strong global brands, and market and technology research. We used our experience of more than 60 years to make continued improvements on every front.

The year began with a sharp recession. Concerted actions by all major governments and global organizations have stabilized the markets and stimulated a gradual loosening of credit conditions.

Given these powerful headwinds, many companies struggled. GRUMA, however, had two remarkable achievements: Our core business grew in volume, profits, and cash flows, and we completed a major balance-sheet refinancing at competitive interest rates.
GRUMA's global revenues rose 13 percent from Ps 44,792 million to Ps 50,489 million. More importantly, we were able to maintain our growth in cash generation, which rose 17 percent from Ps 4,607 million in 2008 to a new record of Ps 5,377 million.

It is important to note that during 2008 we faced a problem that we had previously not seen through our long history. Given our globalization, we have long worked with hedges in currencies, raw materials, and finished products. Due to a unusual depreciation of the peso, which went from Ps 9.85 to Ps 14.50 per dollar, all of the companies that we operate in Mexico that had exchange rate derivatives were affected.

The effect for GRUMA was a loss of approximately US$1,094 million. Of this, through the support of Mexican federal government-which demonstrated, ahead of foreign banks, confidence in GRUMA's fundamental financial strength-we received US$260 million, which was refinanced into a 10-year term loan. From the remaining US$834 million, US$737 million was restructured into a 7.5-year amortizing term loan with attractive interest rates.

We also refinanced the terms of our existing US$197 million term loan to spread the repayment out over five years at the same interest rates as the derivative term loans.
Given that GRUMA's shares went from a low of Ps 3.65 per share to Ps 23.07 per share at year end, improving 532%, we are now receiving better financial terms from our creditors and other financial institutions.

Our ultimate goal is to return GRUMA to the leverage ratios that we have maintained in the past, which will allow us to return to investment grade standing.
As always, we remain committed to our surroundings; we continue to invest in the well-being of our communities and in reducing our impact on the environment.

II.- Management Discussion and Analysis of Results of Operations

Consolidated results

GRUMA's sales volume increased by 1% to 4,341 thousand metric tons compared with 4,287 thousand metric tons in 2008. This increase was driven mainly by GIMSA and, to a lesser extent, Molinera de Mexico.

Net sales increased by 13% to Ps. 50,489 million compared with Ps. 44,793 million in 2008. The increase was due primarily to Gruma Corporation, and, to a lesser extent, GIMSA. Sales from non-Mexican operations constituted 73% of consolidated net sales in 2009.

Cost of sales increased by 9% to Ps.33,100 million compared with Ps.30,237 million in 2008, due primarily to Gruma Corporation, and, to a lesser extent, GIMSA. Cost of sales as a percentage of net sales improved to 65.6% from 67.5% in 2008 due to Gruma Corporation and Gruma Venezuela.

Selling, general, and administrative expenses (SG&A) increased by 20% to Ps.13,582 million compared with Ps.11,289 million in 2008, due primarily to Gruma Corporation, and, to a lesser extent, Gruma Venezuela and GIMSA. SG&A as a percentage of net sales increased to 26.9% from 25.2% in 2008, driven mainly by Gruma Venezuela, and, to a lesser extent, to Gruma Centroamerica, Molinera de Mexico, and GIMSA.

GRUMA's operating income increased by 17% to Ps. 3,807 million compared with Ps. 3,267 in 2008. Operating margin improved to 7.5% from 7.3% in 2008, due primarily to Gruma Corporation.

Other expense, net, was Ps.150 million compared with Ps.181 million in 2008.

Net comprehensive financing cost was Ps.933 million compared with Ps. 15,088 million in 2008. The variation resulted mainly from the losses on currency derivative instruments in 2008.

GRUMA's equity in earnings of associated companies, net, primarily GFNorte, represented income of Ps.495 million compared with income of Ps.618 million in 2008.

Taxes increased 155% to Ps.1,108 million compared with Ps.435 million in 2008. This increase was due primarily to the fact that we had pre-tax income in 2009 versus a pre-tax loss in 2008.

GRUMA's net income was Ps.2,110 million compared with a loss of Ps.11,818 million in 2008. Majority net income was Ps.1,529 million compared with a loss of Ps.12,340 million in 2008. Both improvements came mainly from the aforementioned losses on currency derivative instruments in 2008.

Consolidated Financial position
December 2009 vs. December 2008

Balance-Sheet Highlights

Total assets as of December 31, 2009, were Ps.43,753 million, a decrease of 2%, driven mainly by lower property, plant, and equipment, net, due to lower capital expenditures, and also by lower inventories in connection with lower raw-material costs.

Total liabilities as of December 31, 2009, were Ps.32,164 million, 9% lower than at the end of 2008, due to decreases in other accounts payable and debt in connection with obligations from the currency derivative instruments. In addition, the Mexican peso appreciation contributed to the decrease in total liabilities.

Stockholders' equity as of December 31, 2009, totaled Ps.11,589 million, 25% higher than at the end of 2008.

III.- Outlook and beyond:

Recent indicators seem to show that a modest economic recovery is underway in most of the major markets we serve. With our major facilities upgrades completed and operations streamlined (with more to come), this more favorable economic environment should help us continue the improvements in volumes, revenues, and profits we have shown in 2009.

Finally, I would like to take the opportunity to be grateful to our 20,000 employees and their families, for their effort and support in a very complicated environment. I would also like to recognize our executive team, and board of directors for their outstanding dedication.

Also, I wish to extend my thanks to our shareholders. We will continue our work to bring you enduring value and to earn the trust you have placed in GRUMA. We look at the future with optimism founded on the long term vision that we have established.

ABOUT GRUMA

 GRUMA, S.A.B. de C.V.,is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 18,000 employees and 92 plants. In 2009, GRUMA had net sales of US$3.9 billion, of which 73% came from non-Mexican operations.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A.B. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect the views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United Sates, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: GRUMA

GRUMA, S.A.B. DE C.V.

QUARTER: 04 YEAR: 2009

CREDITS BREAK DOWN

(Thousand Pesos)

AUDITED INFORMATION

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
SECURED																
GE CAPITAL	NOT APPLIED	03/07/2008	30/06/2014	13.10		6,847	12,049	12,049	6,025	0						
GE CAPITAL	NOT APPLIED	31/12/2008	30/06/2013	13.00		1,028	1,562	1,092	781	0						
BBVA BANCOMER	NOT APPLIED	23/12/2008	21/10/2014	7.79		208,195	208,204	208,204	208,204	208,204						
GE CAPITAL	NOT APPLIED	21/10/2008	01/05/2011	12.00		60	128	128	66	0						
GE CAPITAL	NOT APPLIED	21/10/2008	01/05/2011	12.00		79	173	173	87	0						
BANCO ATLANTIDA	YES	23/12/2008	23/06/2010	14.00								8,553	0	0	0	0
BANCO ATLANTIDA	YES	13/10/2008	13/01/2010	14.00								21,582	0	0	0	0
BANCO ATLANTIDA	YES	03/12/2008	02/06/2010	14.00								43,004	0	0	0	0
BANCO ATLANTIDA /OCCIDENTE	YES	01/08/2008	01/06/2014	18.50								39,210	39,210	39,210	39,210	22,873
BANCO DEL OCCIDENTE	YES	17/11/2008	17/02/2010	14.00								6,650	0	0	0	0
BANCO DEL OCCIDENTE	YES	26/10/2008	20/03/2010	14.00								8,624	0	0	0	0
BCT	YES	25/08/2008	25/06/2014	13.00								28,140	28,140	28,140	13,070	2,881
BCT	YES	25/08/2008	25/06/2010	11.00								17,070	0	0	0	0
BCT	YES	03/11/2008	05/04/2010	10.00								23,085	0	0	0	0
BICR	YES	13/11/2008	03/11/2010	9.50								2,220	0	0	0	0
BICR	YES	06/11/2008	23/10/2010	9.50								5,220	0	0	0	0
LAFISE	YES	03/11/2008	02/03/2010	11.00								10,881	0	0	0	0
LAFISE	YES	03/11/2008	21/04/2010	11.00								9,720	0	0	0	0
LAFISE	YES	23/09/2008	23/01/2010	11.00								23,014	0	0	0	0
GE CAPITAL	NOT	01/03/2008	01/03/2013	11.66								8,909	11,149	12,504	41,568	0
MERRYL LYNCH	YES	03/12/2004	03/12/2050	7.75								0	0	0	0	3,921,803
BBVA BANCOMER	NOT	21/10/2008	21/10/2014	3.18								308,975	308,975	308,975	308,975	308,975
DEUTSCHE BANK	YES	21/10/2008	21/01/2017	3.1594								328,750	653,500	880,250	1,307,000	5,488,955
COMMERCIAL BANKS																
BANCOMEXT	NOT APPLIED	18/12/2008	18/12/2019	8.23		0	0	84,175	420,875	2,861,728						
FIDEICOMISO AAA NAFINSA	NOT APPLIED	16/05/1994	31/12/2013	8.75		35,150	18,485	8,095	897	0						
BANCOMEXT	NOT APPLIED	06/10/2008	22/04/2014	10.01		7,970	67,769	127,085	127,565	63,782						
BANCO INVEX	NOT APPLIED	24/12/2008	08/01/2010	8.01		150,000	0	0	0	0						
CITIBANK	YES	14/08/2007	21/08/2010	5.88								11,430	0	0	0	0
BANCO VENEZUELA	YES	16/11/2008	08/02/2010	13.00								121,581	0	0	0	0
BANESCO	YES	16/12/2008	16/03/2010	13.00								145,080	0	0	0	0
BANK OF AMERICA, N.A.	YES	30/10/2008	30/10/2011	0.59								0	914,800	0	0	0

INFORMATION ON DERIVATIVE AND FINANCIAL INSTRUMENTS

 I. Qualitative and quantitative information.
A. Management's Discussion of the Policies for the use of Derivative Financial Instruments, and the Purposes of the Same.

Gruma has entered into raw materials derivative financial instruments for products such as corn, wheat, natural gas and diesel, and it has also entered into financial instruments such as interest rate swaps and foreign exchange financial instruments (F/X).

Gruma's policies regarding derivative financial instruments generally allow commodity swaps for hedging purposes. In order to minimize the counterparty solvency risk, the Company enters into financial derivative instruments only with major national and international financial institutions using standard International Swaps and Derivatives Association, Inc. (''ISDA'') forms and agreements.

B. Generic Description of Valuation Techniques.

Derivative financial instruments that are not reported as hedging instruments for accounting purposes are initially recorded at the value of consideration exchanged upfront, and at the end of each reporting period they are measured at a reasonable estimate of their market value. The result of this valuation is recognized in the income statement. All accounting records comply with applicable regulations and are based on the official financial statements of each financial institution.

For derivative financial instruments that qualify as cash flow hedges, the effects of changes in the fair market value of such derivative financial instrument are recognized in comprehensive income within stockholders equity, based on an evaluation of such instruments as effective hedges. Such changes in the fair market value are reclassified to income in the period when the firm commitment or forecasted transaction affects them. Hedging agreements other than cash flow hedges are measured at a fair value and the effects of these valuation changes are recognized in the income statement.

For the valuation of the derivative financial instruments of corn, wheat, natural gas and diesel futures we take as reference the market values of the US Chicago, Kansas and New York futures exchanges, through the specialized Financial Institutions engaged for such purposes. These valuations are made periodically.

Effectiveness of hedges are determined when the changes in fair market value or cash flows of the underlying operation are offset by changes in fair market value or cash flows of the hedging instrument in a ratio that falls within an inverse correlation range from 80% to 125%.

When a hedge is no longer effective as well as when the hedge does not comply with the documentation requirements set forth in Bulletin C-10 ''Derivative Financial Instruments'' (Boletin C-10 ''Instrumentos Financieros Derivados'')1) the results of measuring the financial instruments at a reasonable value are recognized in the results of operations, within net comprehensive financing income.

C. Management Discussion about the Sources of Liquidity that Could be Used to Deal with Requirements Derived from Derivative Financial Instruments.

There are potential liquidity requirements under our financial derivative instruments described in Section E below. Gruma plans to use its available cash flow and other available sources of liquidity to satisfy such liquidity requirements.

D. Description of the Changes in the Exposure to Identified Risks.

The availability and price of corn and other agricultural commodities are subject to important fluctuations due to factors that are beyond our control, such as the weather, planting seasons, agricultural programs and government policies (both national and foreign), global changes in the supply/demand created by population growth, competitors and global production of similar harvests. We hedge a part of our production requirements through futures contracts and options in order to reduce the risk generated by the fluctuations in price and supply of corn, wheat, natural gas, and diesel, risks that exist as an ordinary part of our business. As of December, 31st, 2009, the open positions of these instruments were valued at their fair market value. The financial instruments that did not qualify as hedges for accounting purposes resulted in a loss of $155,249 thousand pesos, which was applied to the 2009 fiscal year results.

The company has complied with all obligations under its derivative financial instruments.

 1 Bulletin C-10 is part of the Mexican General Accepted Accounting Principles.

E. Quantitative Information.

Exchange Rate Financial Derivative Instruments:

As of September 30, 2009 Gruma had terminated all of its foreign exchange derivative instruments that it had entered into with several financial institutions.

Furthermore, on October 21, 2009 Gruma announced that it had completed the refinancing of the majority of the Company's outstanding debt, including the conversion of the U.S.$738.3 million that it owed to several financial institutions under its terminated foreign exchange derivative instruments, into medium and long-term loans.

Corn and Wheat Derivative Financial Instruments:

Summary of Corn and Wheat Financial Derivative
Instruments December 31st, 2009.
Amounts in thousands of Pesos

The corn and wheat financial derivative instruments concluded during the fourth quarter of 2009 represented a loss of $14,764 thousands of pesos.

II. Sensitivity Analysis

Corn and Wheat Derivative Financial Instruments:

Based on our position as of December 31st, 2009, a hypothetical change of a 10% low in the Bushel value will result in an additional unfavorable effect of $14,937 thousands of pesos. This sensitivity analysis is determined based on the values of the underlying assets given in an appraisal made as of December 31st, 2009.

Sensitivity Analysis
Raw Materials (Corn and Wheat) Derivative Financial Instruments Position
as of December 31st, 2009
10%, 25% and 50% change in the Underlying Asset
Amounts in Thousands of Pesos